                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  May 14, 2002

                                  BUNGE LIMITED
                 (Translation of registrant's name into English)

                                 50 Main Street
                          White Plains, New York 10606
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X  Form 40-F
              -----           -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No    X
         -----     -----

                                  BUNGE LIMITED

                                INDEX TO FORM 6-K

                                                                                   Page
                                                                                   ----
FINANCIAL STATEMENTS                                                                2

    Consolidated Balance Sheets at March 31, 2002 and December 31, 2001             2

    Consolidated Interim Statements of Income for the Three Months Ended
        March 31, 2002 and 2001                                                     3

    Consolidated Interim Statements of Cash Flows for the Three Months Ended
        March 31, 2002 and 2001                                                     4

    Notes to Consolidated Interim Financial Statements                              5

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
    AND RESULTS OF OPERATIONS                                                      15

    Disclosure Regarding Forward-Looking Information                               15

    Results of Operations                                                          15

    Liquidity and Capital Resources                                                19

    Dividends                                                                      21

    Critical Accounting Policies                                                   21

    Recent Accounting Pronouncements                                               21

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK                         22

OTHER INFORMATION                                                                  24

SIGNATURES                                                                         25

FINANCIAL STATEMENTS

                         BUNGE LIMITED AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

             (UNITED STATES DOLLARS IN MILLIONS, EXCEPT SHARE DATA)

                                                                                       MARCH 31,       DECEMBER 31,
                                                                                         2002              2001
                                                                                   ---------------   ---------------
                                                                                     (UNAUDITED)
                                        ASSETS
Current assets:
   Cash and cash equivalents ...................................................   $           234   $           199
   Marketable securities .......................................................                14                 6
   Trade accounts receivable (less allowance of $76 and $63) ...................               811               881
   Inventories (Note 3) ........................................................             1,576             1,368
   Recoverable taxes ...........................................................                94                75
   Deferred income taxes .......................................................                63                84
   Other current assets (Note 5) ...............................................               466               671
                                                                                   ---------------   ---------------
Total current assets ...........................................................             3,258             3,284
                                                                                   ---------------   ---------------
Property, plant and equipment, net .............................................             1,668             1,669
Goodwill .......................................................................               252               163
Deferred income taxes ..........................................................               124               100
Other non-current assets .......................................................               181               227
                                                                                   ---------------   ---------------
TOTAL ASSETS ...................................................................   $         5,483   $         5,443
                                                                                   ===============   ===============

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Short-term debt .............................................................   $           821   $           803
   Current portion of long-term debt ...........................................               196               180
   Trade accounts payable ......................................................               743               775
   Other current liabilities (Note 6) ..........................................               476               588
                                                                                   ---------------   ---------------
Total current liabilities ......................................................             2,236             2,346
                                                                                   ---------------   ---------------
Long-term debt .................................................................               731               830
Deferred income taxes ..........................................................               120               126
Other non-current liabilities ..................................................               271               272

Commitments and contingencies (Note 9)

Minority interest in subsidiaries ..............................................               516               493

Shareholders' equity:
   Common stock, par value $.01; authorized - 240,000,000 shares; issued and
   outstanding: 2002 - 99,248,733 shares, 2001 - 83,155,100 shares (Note 12) ..                  1                 1
   Additional paid-in capital ..................................................             1,998             1,706
   Receivable from former shareholder (Note 8) .................................               (76)              (76)
   Retained earnings ...........................................................               449               435
   Accumulated other comprehensive loss ........................................              (763)             (690)
                                                                                   ---------------   ---------------
Total shareholders' equity .....................................................             1,609             1,376
                                                                                   ---------------   ---------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .....................................   $         5,483   $         5,443
                                                                                   ===============   ===============

The accompanying notes are an integral part of these consolidated interim financial statements.

                         BUNGE LIMITED AND SUBSIDIARIES

                    CONSOLIDATED INTERIM STATEMENTS OF INCOME

             (UNITED STATES DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                                           THREE MONTHS ENDED
                                                                                                MARCH 31,
                                                                                   ---------------------------------
                                                                                         2002             2001
                                                                                   ---------------  ----------------
                                                                                              (UNAUDITED)
Net sales ......................................................................   $         2,684   $         2,472
Cost of goods sold .............................................................             2,500             2,316
                                                                                   ---------------   ---------------

GROSS PROFIT ...................................................................               184               156
Selling, general and administrative expenses ...................................               116                82
                                                                                   ---------------   ---------------

INCOME FROM OPERATIONS .........................................................                68                74
Non-operating income (expense) - net (Note 10) .................................                (9)              (73)
                                                                                   ---------------   ---------------

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX AND MINORITY INTEREST ......                59                 1
Income tax expense (Note 13) ...................................................                (3)                -
                                                                                   ---------------   ---------------

INCOME FROM CONTINUING OPERATIONS BEFORE MINORITY INTEREST .....................                56                 1
Minority interest ..............................................................               (20)               (5)
                                                                                   ---------------   ---------------

INCOME (LOSS) FROM CONTINUING OPERATIONS .......................................                36                (4)
Discontinued operations, net of tax benefit of $0 (Note 7) .....................                 -                 3
                                                                                   ---------------   ---------------

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE EFFECT OF A CHANGE IN
  ACCOUNTING PRINCIPLE .........................................................                36                (1)
Cumulative effect of a change in accounting principle, net of tax
  of $1 (2002) and $4 (2001) (Note 2) ..........................................               (14)                7
                                                                                   ---------------   ---------------

NET INCOME .....................................................................   $            22   $             6
                                                                                   ===============   ===============

EARNINGS PER COMMON SHARE - BASIC AND DILUTED (NOTE 14):
Income (loss) from continuing operations .......................................   $           .42   $          (.06)
Discontinued operations ........................................................                 -               .04
Cumulative effect of a change in accounting principle ..........................              (.16)              .11
                                                                                   ---------------   ---------------

Net income per share ...........................................................   $           .26   $           .09
                                                                                   ===============   ===============

The accompanying notes are an integral part of these consolidated interim financial statements.

                         BUNGE LIMITED AND SUBSIDIARIES

                  CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

                       (UNITED STATES DOLLARS IN MILLIONS)

                                                                                           THREE MONTHS ENDED
                                                                                                MARCH 31,
                                                                                   ---------------------------------
                                                                                         2002             2001
                                                                                   ---------------   ---------------
                                                                                              (UNAUDITED)
OPERATING ACTIVITIES
Net income .....................................................................   $            22   $             6
Adjustments to reconcile net income to cash (used for) provided by operating activities:
     Unrealized foreign exchange loss ..........................................                27                27
     Bad debt expense ..........................................................                10                 2
     Depreciation, depletion and amortization ..................................                43                38
     Cumulative effect of change in accounting principle .......................                14                 -
     Deferred income taxes .....................................................               (13)               (1)
     Minority interest .........................................................                20                 5
     Other - net ...............................................................                3                (4)
     Changes in operating assets and liabilities, excluding the effects of acquisitions:
        Marketable securities ..................................................                (9)               40
        Trade accounts receivable ..............................................                24                82
        Inventories ............................................................              (102)               81
        Recoverable taxes ......................................................               (52)               31
        Trade accounts payable .................................................                13               (83)
        Other - net ............................................................                26                67
                                                                                   ---------------   ---------------
           Cash provided by operating activities ...............................                26               291

INVESTING ACTIVITIES
Payments made for capital expenditures .........................................               (38)              (70)
Business acquisitions, net of cash acquired ....................................               (99)               (4)
Proceeds from disposal of property, plant and equipment ........................                 2                 3
Proceeds from sale of investments ..............................................                12                 -
Proceeds from sale of discontinued operations ..................................                 -                58
                                                                                   ---------------   ---------------
           Cash used for investing activities ..................................              (123)              (13)

FINANCING ACTIVITIES
Net change in short-term debt ..................................................               (34)             (332)
Proceeds from long-term debt ...................................................                75                 9
Repayment of long-term debt ....................................................              (160)              (57)
Proceeds from sale of common stock .............................................               292                 -
Dividends paid to shareholders .................................................                (8)                -
Dividends paid to minority interest ............................................               (10)              (11)
Proceeds from receivable from former shareholder ...............................                 -                16
                                                                                   ---------------   ---------------
           Cash provided by (used for) financing activities ....................               155              (375)
Effect of exchange rate changes on cash and cash equivalents ...................               (23)               (2)
                                                                                   ---------------   ---------------

Net increase (decrease) in cash and cash equivalents ...........................                35               (99)
Cash and cash equivalents, beginning of period .................................               199               423
                                                                                   ---------------   ---------------
Cash and cash equivalents, end of period .......................................   $           234   $           324
                                                                                   ===============   ===============

The accompanying notes are an integral part of these consolidated interim financial statements.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.   BASIS OF PRESENTATION

          The accompanying unaudited consolidated interim financial statements of Bunge Limited and subsidiaries (Bunge) have been prepared in accordance with United States of America generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and
     Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments necessary for a fair presentation have been included. The consolidated balance sheet at December 31, 2001 has been derived from Bunge's audited financial statements at that date. Operating results for the three months ended March 31, 2002 are not necessarily indicative of the results to be expected for the year ending December 31, 2002. The financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the years ended December 31, 2001, 2000, and 1999, included in Bunge's 2001 Annual Report on Form 20-F filed with the Securities and Exchange Commission.

2.   NEW ACCOUNTING STANDARDS

          Effective January 1, 2002, Bunge adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. SFAS No. 142 supercedes Accounting Principle Board (APB) Opinion No. 17, INTANGIBLE ASSETS, and changes the accounting for goodwill and other intangible assets acquired individually or with a group of other assets, and those acquired in a business combination, by eliminating prospectively the amortization of all existing and newly acquired goodwill and other intangible assets with indefinite lives. SFAS No. 142 requires goodwill and other intangible assets to be tested at least annually for impairment based on the fair value of the reporting unit associated with the goodwill. Separable other intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. SFAS No. 142 also requires that Bunge complete a transitional goodwill impairment test within six months from the date of adoption. The amortization provisions of SFAS No. 142 apply immediately to goodwill and intangible assets acquired after June 30, 2001.

          As of March 31, 2002, resulting from the transitional guidance and the adoption of SFAS No. 142, Bunge completed a transitional impairment test and recorded $14 million, net of tax of $1 million, for goodwill impairment losses, related mainly to goodwill in the bakery mixes business line of its wheat milling and bakery products segment. Bunge's other intangible assets were not impacted by the adoption of SFAS No. 142. The goodwill impairment losses are recorded as a cumulative effect of a change in accounting principle in Bunge's consolidated statement of income for the three months ended March 31, 2002.

          The following reflects the adjusted net income and earnings per share, had Bunge excluded goodwill amortization for the three months ended March 31, 2001.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

2.   NEW ACCOUNTING STANDARDS (CONTINUED)

                                                                                           THREE MONTHS ENDED
                                                                                                MARCH 31,
                                                                                   ---------------------------------
          (US$ IN MILLIONS, EXCEPT PER SHARE DATA)                                       2002              2001
          ----------------------------------------                                 ---------------   ---------------
                                                                                              (UNAUDITED)
          Reported income (loss) from continuing operations
              before effect of a change in accounting principle ................   $            36   $            (1)
          Add back goodwill amortization .......................................                 -                 2
                                                                                   ---------------   ---------------
          Adjusted income from continuing operations before
              effect of a change in accounting principle .......................                36                 1
                                                                                   ===============   ===============

          Reported net income ..................................................                22                 6
          Add back goodwill amortization .......................................                 -                 2
                                                                                   ---------------   ---------------
          Adjusted net income ..................................................   $            22   $             8
                                                                                   ===============   ===============

          EARNING PER SHARE - BASIC AND DILUTED:
          Income (loss) from continuing operations before
              effect of a change in accounting principle .......................   $           .42   $          (.02)
          Add back goodwill amortization .......................................                 -               .03
                                                                                   ---------------   ---------------
          Adjusted income from continuing operations before
              effect of a change in accounting principle .......................               .42               .01
                                                                                   ===============   ===============

          Reported net income ..................................................               .26               .09
          Add back goodwill amortization .......................................                 -               .03
                                                                                   ---------------   ---------------
          Adjusted net income ..................................................   $           .26   $           .12
                                                                                   ===============   ===============

          In August 2001, the FASB issued SFAS No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS effective January 1, 2003 and SFAS No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS effective January 1, 2002. SFAS No. 143 requires the recording of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. SFAS No. 144 supercedes existing accounting literature dealing with impairment and disposal of long-lived assets, including discontinued operations. It addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of, and expands current reporting for discontinued operations to include disposals of a "component" of an entity that has been disposed of or is classified as held for sale. While Bunge is currently assessing the impact of adopting SFAS No. 143, it has determined that there will be no impact on its consolidated financial statements from adopting SFAS No. 144.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.   INVENTORIES

          Inventories consist of the following:

                                                                                      MARCH 31,        DECEMBER 31,
     (US$ IN MILLIONS)                                                                  2002              2001
     -----------------                                                             ---------------   ---------------
                                                                                     (UNAUDITED)
     Agribusiness - Readily marketable inventories at market value .............   $           997   $           764
     Fertilizer ................................................................               340               318
     Edible oils ...............................................................                58                58
     Wheat milling and bakery ..................................................                59                49
     Other .....................................................................               122               179
                                                                                   ---------------   ---------------
     Total......................................................................   $         1,576   $         1,368
                                                                                   ===============   ===============

          READILY MARKETABLE INVENTORIES AT MARKET VALUE - Readily marketable inventories are agricultural commodities inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms.

4.   ACQUISITIONS

          ARGENTINE ACQUISITION - In March 2002, Bunge completed its acquisition of La Plata Cereal S.A., an Argentine agribusiness company. The purchase price was $45 million in cash and assumed debt. This acquisition is being accounted for using the purchase method under SFAS No. 141, BUSINESS COMBINATIONS. In accordance with SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS (see Note 2 of Notes to Consolidated Interim Financial Statements), any goodwill that Bunge may recognize, as a result of this acquisition, upon finalizing the allocation of the purchase price will not be amortized.

          BRAZILIAN RESTRUCTURING - In February 2002, Bunge restructured its major Brazilian subsidiaries. The restructuring involved the exchange of all of the shares of Bunge Fertilizantes S.A., Bunge's fertilizer operations, and Bunge Alimentos S.A., Bunge's agribusiness and food products operations, for shares of Serrana S.A., which was renamed Bunge Brasil S.A. Pursuant to Brazilian securities laws, the three restructured subsidiaries offered withdrawal rights to their shareholders. These withdrawal rights required Bunge's subsidiaries to buy back and cancel shares from minority shareholders. Bunge has accounted for the restructuring as an acquisition of minority interest. The fair value of the consideration given, including the cash paid on the exercise of the withdrawal rights of $105 million, was $275 million. As a result of the restructuring, Bunge increased its indirect interest in Bunge Alimentos and Bunge Fertilizantes to 83%. An estimate of the allocation of the excess of the fair value over the historical book value was prepared and $108 million has been allocated to goodwill (see Note 2 of Notes to Consolidated Interim Financial Statements). Bunge has not finalized this allocation as of March 31, 2002.

          The following unaudited pro forma summary reflects the results of operations as if the restructuring had been consummated as of January 1, 2001, after including the impact of certain adjustments such as depreciation on assets acquired.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

4.   ACQUISITIONS (CONTINUED)

                                                                                          THREE MONTHS ENDED
                                                                                              MARCH 31,
                                                                                   ---------------------------------
          (US$ IN MILLIONS, EXCEPT PER SHARE DATA)                                       2002             2001
          ---------------------------------------                                  ---------------   ---------------
                                                                                             (UNAUDITED)
          Net Sales ............................................................   $         2,684   $         2,472
                                                                                   ===============   ===============
          Income (loss) before cumulative effect of a change in accounting
              principle ........................................................                37                (2)
          Cumulative effect of a change in accounting principle, net of tax ....               (14)                8
                                                                                   ---------------   ---------------
          Net income ...........................................................   $            23   $             6
                                                                                   ===============   ===============

          Income (loss) before cumulative effect of a change in accounting
              principle per share ..............................................   $           .43   $          (.03)
          Cumulative effect of a change in accounting principle, net of tax ....              (.16)              .12
                                                                                   ---------------   ---------------
          Net income per share .................................................   $           .27   $           .09
                                                                                   ===============   ===============

5.   OTHER CURRENT ASSETS

     Other current assets consist of the following:

                                                                                      MARCH 31,        DECEMBER 31,
          (US$ IN MILLIONS)                                                             2002              2001
          -----------------                                                        ---------------   ---------------
                                                                                     (UNAUDITED)
          Prepaid commodity purchase contracts .................................   $             3   $           139
          Secured advances to suppliers ........................................               162               164
          Unrealized gain on derivative contracts ..............................                81                96
          Other ................................................................               220               272
                                                                                   ---------------   ---------------
          Total ................................................................   $           466   $           671
                                                                                   ===============   ===============

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

6.   OTHER CURRENT LIABILITIES

     Other current liabilities consist of the following:

                                                                                     MARCH 31,       DECEMBER 31,
          (US$ IN MILLIONS)                                                            2002              2001
          ----------------                                                         --------------   ---------------
                                                                                     (UNAUDITED)
          Accrued liabilities ..................................................   $          264   $           301
          Advances on sales ....................................................              105               115
          Unrealized loss on derivative contracts ..............................               60               102
          Other ................................................................               47                70
                                                                                   --------------   ---------------
          Total ................................................................   $          476   $           588
                                                                                   ==============   ===============

7.   DISCONTINUED OPERATIONS

          In March 2001, Bunge committed to a divestiture plan and sold its Brazilian baked goods division, Plus Vita S.A., to a third party. The net proceeds from the sale were $59 million, net of expenses. The divestiture resulted in a gain to Bunge of $3 million.

          The following table summarizes the financial information related to the discontinued operations of the baked goods division:

                                                                                          THREE MONTHS ENDED
                                                                                               MARCH 31,
                                                                                   ---------------------------------
          (US$ IN MILLIONS)                                                             2002               2001
          -----------------                                                        ---------------   ---------------
                                                                                               (UNAUDITED)
          Net sales ............................................................   $             -   $            11
          Net loss .............................................................   $             -   $             -

8.   RELATED PARTY TRANSACTIONS

          At March 31, 2002 and December 31, 2001, shareholders' equity includes a $76 million long-term note receivable from Bunge International Limited, Bunge's former sole shareholder, relating to a capital contribution made in 2000. Bunge recorded interest income of $1 million and $1 million for the three months ended March 31, 2002 and 2001, respectively, pertaining to the related party receivable.

          Bunge sells soybean meal and fertilizer products to Seara Alimentos S.A., a subsidiary of Bunge International Limited, which is engaged in the business of meat and poultry production. These sales were $1 million and $6 million for the three months ended March 31, 2002 and 2001, respectively.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

9.   COMMITMENTS AND CONTINGENCIES

          Bunge is party to a number of claims and lawsuits, primarily tax and labor claims, arising out of the normal course of business. After taking into account liabilities recorded for all of the foregoing matters, management believes that the ultimate resolution of such matters will not have a material adverse effect on Bunge's financial condition, results of operations or liquidity. Included in other non-current liabilities as of March 31, 2002 and December 31, 2001 are the following accrued liabilities:

                                                                                      MARCH 31,        DECEMBER 31,
          (US$ IN MILLIONS)                                                             2002               2001
          -----------------                                                        ---------------   ---------------
                                                                                     (UNAUDITED)
          Tax claims ...........................................................   $           109   $           113
          Labor claims .........................................................                68                76
          Civil and other ......................................................                37                26
                                                                                   ---------------   ---------------
          Total ................................................................   $           214   $           215
                                                                                   ===============   ===============

          TAX CLAIMS - The tax claims relate principally to claims against Bunge's Brazilian subsidiaries, including income tax claims, value added tax claims (ICMS and IPI) and sales tax claims (PIS and COFINS). The determination of the manner in which various Brazilian federal, state and municipal taxes apply to Bunge's operations is subject to varying interpretations arising from the complex nature of Brazilian tax law as well as changes in tax laws introduced by the PLANO REAL in 1994 and the 1988 Brazilian constitution.

          LABOR CLAIMS - The labor claims relate principally to labor claims against Bunge's Brazilian subsidiaries. Court rulings under Brazilian laws have historically been in favor of the employee-plaintiff. The labor claims primarily relate to dismissals, severance, health and safety, salary adjustments and supplementary retirement benefits.

          CIVIL AND OTHER - The civil and other claims relate to various disputes with suppliers and customers.

          Bunge has provided guarantees for the payment of long-term loans by two of its joint ventures in Argentina. These guarantees totaled approximately $30 million as of March 31, 2002 and December 31, 2001.

10.  NON-OPERATING INCOME (EXPENSE) - NET

          Non-operating income (expense) - net consists of income and (expense) items as follows:

                                                                                       THREE MONTHS ENDED
                                                                                             MARCH 31,
                                                                                ---------------------------------
          (US$ IN MILLIONS)                                                           2002             2001
          -----------------                                                     ---------------   ---------------
                                                                                           (UNAUDITED)
          Interest income ...................................................   $            33   $            41
          Interest expense ..................................................               (38)              (62)
          Interest expense on debt financing readily marketable inventories                  (4)              (11)
          Foreign exchange ..................................................                (5)              (43)
          Other income ......................................................                 5                 2
                                                                                ---------------   ---------------
          Total non-operating income (expense) - net ........................   $            (9)  $           (73)
                                                                                ===============   ===============

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

10.  NON-OPERATING INCOME (EXPENSE) - NET (CONTINUED)

          INTEREST EXPENSE ON DEBT FINANCING READILY MARKETABLE INVENTORIES - Readily marketable inventories are agricultural commodities inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms. Bunge attributes interest expense to these inventories based on the average interest rates on the debt used to finance these inventories.

11.  COMPREHENSIVE INCOME (LOSS)

          The following table summarizes the components of comprehensive income
     (loss):

                                                                                           THREE MONTHS ENDED
                                                                                               MARCH 31,
                                                                                   ---------------------------------
          (US$ IN MILLIONS)                                                              2002              2001
          -----------------                                                        ---------------   ---------------
                                                                                              (UNAUDITED)
          Net income ...........................................................   $            22   $             6
          Other comprehensive income (loss):
            Foreign exchange translation adjustment ............................               (71)              (84)
            Cumulative effect of a change in accounting
              principle, net of tax of $4 ......................................                 -                (3)
            Unrealized gains (losses) on commodity futures designated
              as cash flow hedges, net of tax of $0 (2002), $1 (2001) ..........                 -                 1
            Reclassification of unrealized (gains) losses to net
              income, net of tax of $1 (2002), $0 (2001) .......................                (2)                1
                                                                                   ---------------   ---------------
          Total comprehensive loss .............................................   $           (51)  $           (79)
                                                                                   ===============   ===============

12.  SHAREHOLDERS' EQUITY

          In March 2002, Bunge sold 16,093,633 common shares, or approximately 16% of its outstanding common shares, in a public offering and upon the exercise of the underwriters' over-allotment option. Proceeds from this offering and the exercise of the over-allotment option (less underwriting discounts, commissions and expenses) were $292 million. The net proceeds were used to buy back shares held by minority shareholders in connection with Bunge's corporate restructuring of its Brazilian subsidiaries (see
     Note 4 of Notes to the Consolidated Interim Financial Statements) with the remainder used to reduce indebtedness under Bunge's commercial paper program.

          On August 6, 2001, Bunge International Limited effected a series of transactions that resulted in the pro rata distribution of the common shares of Bunge to the shareholders of Bunge International Limited. Prior to August 6, 2001, all of the common shares of Bunge were owned by Bunge International Limited, a privately held company incorporated in Bermuda.

          On August 7, 2001, Bunge sold 17,600,000 of its common shares, par value $.01, at an offering price of $16 per share in an initial public offering. On September 6, 2001, Bunge sold 1,175,100 of its common shares, par value $.01, at an offering price of $16 per share upon the exercise of the underwriters' over-allotment option. Proceeds from the initial public offering and the exercise of the over-allotment option (less underwriting discounts, commissions and expenses) were $278 million. The net proceeds of the initial public offering and the exercise of the over-allotment option were used to reduce indebtedness under Bunge's commercial paper program.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

12.  SHAREHOLDERS' EQUITY (CONTINUED)

           Between July 5, 2001 and July 12, 2001, Bunge's Board of Directors approved: (i) the exchange with Bunge International of 12,000 common shares, par value $1.00 per share, of Bunge Limited, for 1.2 million common shares, par value $.01 per share, of Bunge Limited, (ii) the declaration and payment of a 52.65-for-1 share dividend, (iii) an increase in Bunge's authorized share capital to 240 million common shares, par value $.01 per share, (iv) the authorization of 9,760,000 of undesignated preference shares and (v) the authorization of 240,000 of Series A Preference Shares. The common share data presented herein for 2001 has been restated to reflect the effects of the share exchange and share dividend described above.

13.  INCOME TAXES

          During the three months ended March 31, 2002, Bunge recorded a $12 million tax benefit and a related $6 million in interest income relating to the refund of prior years' U.S. Foreign Sales Corporation benefits resulting from the completion of a tax examination for the years up to and including 1998. Also during this time, Bunge decreased its deferred tax valuation allowance by $6 million resulting from changes in the realization of certain net operating loss carry-forwards generated at one of its European subsidiaries. As a result of these tax benefits, Bunge's effective tax rate for the three months ended March 31, 2002 was reduced from its estimated annual effective tax rate.

14.  EARNINGS PER SHARE

          Basic earnings per share is computed by dividing net income by the weighted average number of common shares, excluding any dilutive effects of options and performance-based restricted stock during the reporting period. Diluted earnings per share are computed similar to basic earnings per share, except that the weighted average number of common shares outstanding are increased to include additional shares from the assumed exercise of stock options and performance-based restricted stock, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period. The following table sets forth the computation of basic and diluted earnings per share for the three months ended March 31, 2002 and 2001.

                                                                                           THREE MONTHS ENDED
          (US$ IN MILLIONS, EXCEPT FOR SHARE DATA)                                              MARCH 31,
          ---------------------------------------                                  ---------------------------------
                                                                                        2002               2001
                                                                                   ---------------   ---------------
                                                                                              (UNAUDITED)
          Income (loss) from continuing operations - basic and diluted .........   $            36   $            (4)
                                                                                   ===============   ===============

          Weighted average number of common shares outstanding:
              Basic ............................................................        85,580,221        64,380,000
              Effect of dilutive shares ........................................           690,458                 -
                                                                                   ---------------   ---------------
              Diluted ..........................................................        86,270,679        64,380,000
                                                                                   ===============   ===============

          Income (loss) from continuing operations per share:
              Basic ............................................................   $           .42   $          (.06)
                                                                                   ===============   ===============
              Diluted ..........................................................   $           .42   $          (.06)
                                                                                   ===============   ===============

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

15.  ARGENTINE MATTERS

          In January 2002, the Argentine government abandoned the fixed PESO-dollar exchange rate and created a dual exchange rate system. This system was in place until February 3, 2002, when the Argentine government abandoned the dual exchange rate system and imposed additional foreign currency limitations. Between February 11, 2002, when the Argentine markets reopened, and March 31, 2002, the exchange rate fluctuated between 1.92 and
     3.00 PESOS to the U.S. dollar. The functional currency of Bunge's Argentine subsidiaries is the PESO. Bunge's Argentine subsidiaries' assets and liabilities are translated into U.S. dollars from local currency at month-end exchange rates, and the resulting foreign exchange translation adjustments are recorded in the consolidated balance sheets as a component of accumulated other comprehensive income (loss). Included in other comprehensive loss for the three months ended March 31, 2002, is a foreign exchange translation loss of $60 million representing the loss from the translation of Bunge's Argentine assets and liabilities.

          On March 4, 2002, the Argentine government announced the imposition of export tariffs, including a 10% increase to the existing 3.5% export tariff on raw grains and a new 5% export tariff on manufactured agricultural and industrial goods, including soy meal and oil. On April 9, 2002, the Argentine government increased these tariffs an additional 10% on raw grains and an additional 15% on manufactured agricultural and industrial goods. As a result of these increases, the export tariffs are 23.5% on raw grains and 20% on manufactured agricultural and industrial goods. The current Argentine economic crisis poses significant uncertainty in the Argentine agricultural markets as to how these new tariffs will be shared between growers and exporters. Bunge has accounted for these export tariffs in cost of goods sold in its consolidated interim statement of income in the three months ended March 31, 2002.

          In addition, in the three months ended March 31, 2002, Bunge has recorded a $9 million provision against recoverable taxes from the Argentine government. Bunge did not record any deferred tax benefits on this provision. Bunge minimized the effect of the 2002 first quarter decline in value of the Argentine PESO relative to the U.S. dollar of 45%, on its net income for the three months ended March 31, 2002, through a long position in U.S. dollars, including U.S. dollar denominated inventories.

16.  SEGMENT INFORMATION

          Bunge has five reporting segments, which are organized based on similar economic characteristics and are similar in nature of products and services offered, the nature of production processes, the type and class of customer and distribution methods. The agribusiness segment is characterized by both inputs and outputs being agricultural commodities and thus high volume and low margin. The activities of the fertilizer segment include raw material mining, mixing fertilizer components and marketing products. The edible oil products segment involves the manufacturing and marketing of products derived from vegetable oils. The wheat milling and bakery products segment involves the manufacturing and marketing of products derived primarily from wheat. The other segment consists of the soy ingredients and corn products businesses.

          The "Unallocated" column in the following table contains the reconciliation between the totals for reportable segments and Bunge consolidated totals, which consists primarily of corporate items not allocated to the operating segments and intersegment eliminations. Transfers between the segments are generally valued at market. The revenues generated from these transfers are shown in the following table as "Intersegment revenues."

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

16.  SEGMENT INFORMATION (CONTINUED)

     OPERATING SEGMENT INFORMATION

                                                                                     WHEAT
                                                                                    MILLING
                                                                                      AND
                                                                     EDIBLE OIL      BAKERY
     (US$ IN MILLIONS)                    AGRIBUSINESS   FERTILIZER   PRODUCTS      PRODUCTS     OTHER     UNALLOCATED    TOTAL
     -----------------                    ------------   ----------  -----------   ----------   --------   -----------   -------
                                                                                  (UNAUDITED)
     THREE MONTHS ENDED MARCH, 2002
     Net sales to external customers..    $      1,989   $      257  $       232   $      132   $     74   $         -   $ 2,684
     Intersegment revenues ...........              85            -            -            -          -           (85)        -
     Gross profit ....................              77           54           27           16         10             -       184
     Income from operations ..........              31           29            6            4          5            (7)       68
     EBITDA (1) ......................              45           47           11            7          8            (7)      111
     Depreciation, depletion and
     amortization ....................    $         14   $       18  $         5   $        3   $      3   $         -   $    43

     THREE MONTHS ENDED MARCH 31, 2001
     Net sales to external customers..    $      1,765   $      283  $       217   $      122   $     85   $         -   $ 2,472
     Intersegment revenues ...........              36            -            -            -          -           (36)        -
     Gross profit ....................              69           38           27           13          9             -       156
     Income from operations ..........              35           26            9            2          6            (4)       74
     EBITDA (1) ......................              46           43           14            4          9            (4)      112
     Depreciation, depletion and
     amortization ....................    $         11   $       17  $         5   $        2   $      3   $         -   $    38

     (1) Earnings before interest, taxes, depreciation and amortization, ("EBITDA") equals income from operations plus depreciation, depletion and amortization.

17.  SUBSEQUENT EVENTS

          On April 26, 2002, Bunge announced that its Board of Directors had declared a regular quarterly cash dividend of $.095 per share. The dividend is payable on Thursday, May 30, 2002 to shareholders of record on Wednesday, May 15, 2002.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This report contains both historical and forward-looking statements. All statements, other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate" and "continue" and similar expressions.

     Forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. As such, they involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect future results, causing them to differ materially from those expressed in our forward-looking statements: estimated demand for commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry; economic conditions in Brazil and Argentina; and other economic, business, competitive and/or regulatory factors affecting our business generally.

     The forward-looking statements included in this report are made only as of its date, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

     We have changed the format of the management's discussion and analysis of financial condition and results of operations for the years ended December 31, 2001, 2000 and 1999 from the format presented in our 2001 annual report filed on Form 20-F and our quarterly reports filed on Form 6-K during 2001. The results of operations section is presented by business segment and the liquidity and capital resources section is presented by sources of liquidity and capital and cash flows.

RESULTS OF OPERATIONS

     Set forth below is a summary of certain items in our consolidated statements of income and volumes by reportable segment.

                                                                                            THREE MONTHS ENDED
                                                                                                MARCH 31,
                                                                                   ---------------------------------
                                                                                        2002              2001
                                                                                   ---------------   ---------------
NET SALES:
Agribusiness ...................................................................   $         1,989   $         1,765
Fertilizer .....................................................................               257               283
  Edible oil products ..........................................................               232               217
  Wheat milling and bakery products ............................................               132               122
  Other (soy ingredients and corn products) ....................................                74                85
                                                                                   ---------------   ---------------
     Food products total .......................................................               438               424
                                                                                   ---------------   ---------------
           Total ...............................................................   $         2,684   $         2,472
                                                                                   ===============   ===============
COST OF GOODS SOLD:
Agribusiness ...................................................................   $         1,912   $         1,696
Fertilizer .....................................................................               203               245
  Edible oil products ..........................................................               205               190
  Wheat milling and bakery products ............................................               116               109
  Other (soy ingredients and corn products) ....................................                64                76
                                                                                   ---------------   ---------------
     Food products total .......................................................               385               375
                                                                                   ---------------   ---------------
           Total ...............................................................   $         2,500   $         2,316
                                                                                   ===============   ===============

                                                                                            THREE MONTHS ENDED
                                                                                                MARCH 31,
                                                                                   ---------------------------------
                                                                                        2002              2001
                                                                                   ---------------   ---------------
GROSS PROFIT:
Agribusiness ...................................................................   $            77   $            69
Fertilizer .....................................................................                54                38
  Edible oil products ..........................................................                27                27
  Wheat milling and bakery products ............................................                16                13
  Other (soy ingredients and corn products) ....................................                10                 9
                                                                                   ---------------   ---------------
     Food products total .......................................................                53                49
                                                                                   ---------------   ---------------
           Total ...............................................................   $           184   $           156
                                                                                   ===============   ===============
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Agribusiness ...................................................................   $            46   $            34
Fertilizer .....................................................................                25                12
  Edible oil products ..........................................................                21                18
  Wheat milling and bakery products ............................................                12                11
  Other (soy ingredients and corn products) ....................................                 5                 3
                                                                                   ---------------   ---------------
     Food products total .......................................................                38                32
                                                                                   ---------------   ---------------
Unallocated ....................................................................                 7                 4
                                                                                   ---------------   ---------------
           Total ...............................................................   $           116   $            82
                                                                                   ===============   ===============

INCOME FROM OPERATIONS:
Agribusiness ...................................................................   $            31   $            35
Fertilizer .....................................................................                29                26
  Edible oil products ..........................................................                 6                 9
  Wheat milling and bakery products ............................................                 4                 2
  Other (soy ingredients and corn products) ....................................                 5                 6
                                                                                   ---------------   ---------------
     Food products total .......................................................                15                17
                                                                                   ---------------   ---------------
Unallocated other ..............................................................                (7)               (4)
                                                                                   ---------------   ---------------
           Total ...............................................................   $            68   $            74
                                                                                   ===============   ===============

NET INCOME .....................................................................   $            22   $             6
                                                                                   ===============   ===============

VOLUMES (IN THOUSANDS OF METRIC TONS):
Agribusiness ...................................................................            11,545            11,111
Fertilizer .....................................................................             1,809             1,565
  Edible oil products ..........................................................               371               368
  Wheat milling and bakery products ............................................               495               474
  Other (soy ingredients and corn products) ....................................               355               173
                                                                                   ---------------   ---------------
     Food products total .......................................................             1,221             1,015
                                                                                   ---------------   ---------------
           Total ...............................................................            14,575            13,691
                                                                                   ===============   ===============

OVERVIEW

     Our net sales increased 9% in the first quarter of 2002 compared to the same quarter in 2001 due to increases in net sales in our agribusiness, edible oil products and wheat milling and bakery products segments offset in part by a slight decline in net sales in our fertilizer and other segments. Our cost of goods sold increased proportionally with the increase in our net sales. Our gross profit increased 5% in the first quarter of 2002 compared to the same quarter in 2001, after excluding $20 million attributable to an extra month's profit from Fosfertil (acquired in March 2001), which had been reporting one month in arrears. This increase was due to the increased gross profit in our agribusiness, wheat milling and bakery products and other segments. Our selling, general and administrative expenses (SG&A) increased 18% in the first quarter of 2002 compared to the same quarter in 2001, after excluding non-recurring credits in the first quarter of 2001 and the extra month of Fosfertil in 2002. The first quarter of 2001 benefited from $14 million of non-recurring credits related to the recovery of social health and welfare taxes paid by our Brazilian subsidiaries. Our income from operations increased 3% in the first quarter of 2002 compared to the same quarter in 2001, after excluding $6 million attributable to an extra month of income from operations from Fosfertil in the first quarter of 2002 and the non-recurring credits in the first quarter of 2001. The variations in our net sales, gross profit and income from operations by segments are described in more detail below.

AGRIBUSINESS SEGMENT

     In our agribusiness segment, net sales increased by 13% to $1,989 million in the first quarter of 2002 from $1,765 million in the first quarter of last year due to increases in volumes and average selling prices. A 4% increase in volumes was primarily due to increased demand for soy commodity products and continued growth in our international marketing business. Average selling prices were higher primarily due to an increase in soy commodity product prices, which benefited from an improved balance between global supply and demand.

     Gross profit increased 12% to $77 million in the first quarter of 2002 compared with $69 million in the first quarter of last year due to the effects of strong global demand on gross profit margins. While gross profit increased in all three agribusiness business lines, the increase in agribusiness gross profit was principally due to an increase in grain origination gross profit in South America, which benefited from the devaluation of the Argentine PESO, an early harvest and good crop quality in Brazil and higher gross profit margins in the U.S. oilseed processing business. Included in gross profit in the first quarter of 2002 was a $9 million non-cash charge for collection of an Argentine tax receivable, reflecting that country's economic difficulties.

     Income from operations in our agribusiness segment decreased 11% to $31 million in the first quarter of 2002 from $35 million in the first quarter of last year. This decrease was due to higher SG&A costs associated with an increase in the number of international marketing offices and additional provisions for doubtful accounts. In addition, in the first quarter of 2001, we received $2 million of non-recurring credits relating to Brazilian social health and welfare taxes.

FERTILIZER SEGMENT

     In our fertilizer segment, net sales decreased by 9% to $257 million in the first quarter of 2002 from $283 million in the first quarter of last year primarily due to lower average selling prices, partially offset by an increase in volumes. The 16% increase in volumes was a result of a large second crop in Brazil, which increased demand for retail and raw material products, and a strong export market for Brazilian meat products, which increased demand for animal nutrients, and an extra month of results for Fosfertil. The decline in average selling prices was due to an oversupply of inventory in the market place and from a competitive price environment. We expect the supply situation to come in line with demand as we expect fertilizer demand to increase from last year.

     Gross profit increased 42% to $54 million in the first quarter of 2002 from $38 million in the first quarter of last year as a result of the decrease in cost of goods sold. Cost of goods sold as a percentage of net sales decreased to 79% in the first quarter of 2002 from 87% in the first quarter of 2001. This decrease was as a result of a shift in product mix away from products that require nitrogen, one of the more expensive components in our fertilizer production process, and a shift away from importing raw materials to lower cost domestic production. Gross profit benefited from the inclusion of $20 million attributable to an extra month's profit from Fosfertil (acquired in March 2001) which had been reporting one month in arrears. We eliminated this lag in reporting by integrating Fosfertil into our operations.

     Income from operations in our fertilizer segment increased 12% to $29 million in the first quarter of 2002 from $26 million in the first quarter of last year. Income from operations was affected by unusual items in the first quarters of both 2001 and 2002. In 2001, it was increased by $8 million due to non-recurring credits relating to Brazilian health and welfare taxes. In 2002, it was increased by $6 million due to the inclusion of an extra month's results of Fosfertil.

EDIBLE OIL PRODUCTS SEGMENT

     In our edible oil segment, net sales increased 7% to $232 million in the first quarter of 2002 from $217 million in the first quarter of last year primarily due to higher average selling prices and a change in product mix towards higher priced premium products. Gross profit was $27 million in the first quarter of 2002 and 2001. The increase in net sales was offset by higher raw material costs. In our North American operations, results improved slightly as a result of improved gross margins, higher sales volumes and lower operating expenses resulting from our restructuring efforts.

     Income from operations decreased 33% to $6 million in the first quarter of 2002 from $9 million in first quarter of last year, which was increased by $2 million of non-recurring credits relating to Brazilian health and welfare taxes.

WHEAT MILLING AND BAKERY PRODUCTS SEGMENT

     In our wheat milling and bakery products segment, net sales increased 8% to $132 million in the first quarter of 2002 from $122 million in the same quarter last year due to a 4% increase in sales volumes and higher average selling prices. The increase in average selling prices was largely due to a supply shortage in Brazil as competitors in financial difficulty lowered production.

     Gross profit increased 23% to $16 million in the first quarter of 2002 from $13 million in the same quarter last year as a result of a higher margin product mix.

     Income from operations increased 100% to $4 million in the first quarter of 2002 from $2 million in the same quarter last year, which was increased by $2 million of non-recurring credits relating to Brazilian health and welfare taxes. Income from operations benefited from lower raw material costs, improvements in efficiency and cost reduction efforts.

OTHER SEGMENT (SOY INGREDIENTS AND CORN PRODUCTS)

     In our other segment, net sales decreased 13% to $74 million in the first quarter of 2002 from $85 million in the same quarter last year due to a decline in average selling prices, which more than offset a 105% increase in volumes. In our corn products business, a 136% increase in volumes was more than offset by a decline in average selling prices that was caused by a product mix shift to lower priced products and a decline in raw material costs. In our soy ingredients business, sales volumes declined 21% primarily due to a difference in the timing of the delivery of sales.

     Gross profit increased 11% to $10 million in the first quarter of 2002 from $9 million in the same quarter last year due to decreases in cost of goods sold caused by a decline in raw material prices resulting from a shift in the product sales mix. Income from operations decreased 17% to $5 million in the first quarter of 2002 compared with $6 million last year due to higher SG&A expenses.

NON-OPERATING INCOME (EXPENSE) - NET

     A summary of significant non-operating items for the periods indicated follows.

                                                                                               THREE MONTHS ENDED
                                                                                                    MARCH 31,
                                                                                   ----------------------------------
                                                                                         2002               2001
                                                                                   ---------------    ---------------
                                                                                           (US$ IN MILLIONS)
     Interest income ...........................................................   $            33    $            41
     Interest expense ..........................................................               (38)               (62)
     Interest expense on debt financing readily marketable inventories .........                (4)               (11)
     Foreign exchange ..........................................................                (5)               (43)
     Other income ..............................................................                 5                  2
                                                                                   ---------------    ---------------
                       Total ...................................................   $            (9)   $           (73)
                                                                                   ===============    ===============

     Non-operating income (expense) - net decreased 88% to $9 million in the first quarter of 2002 from $73 million in the same quarter last year primarily due to an 88% decrease in foreign exchange losses as well as a 72% decrease in net interest expense. Both of these decreases were the result of our capital restructuring programs initiated in 2000 and completed in 2001, lower interest rates and a more stable REAL. In the first quarter of 2002, the value of the Brazilian REAL relative to the U.S. dollar was unchanged. In contrast, in the first quarter of 2001 the REAL declined 10% in value relative to the U.S. dollar. Although in the first quarter of 2002 the value of the Argentine PESO relative to the U.S. dollar declined by 45%, foreign exchange results benefited from us having a U.S. dollar long position in Argentina. Net interest expense, which included $6 million in interest income resulting from the completion of a tax examination for the years up to and including 1998, declined due to lower average debt outstanding and lower average short-term interest rates. Interest expense on debt financing readily marketable inventories declined due to lower average short-term interest rates.

INCOME TAX EXPENSE

     Income tax expense increased to $3 million in the first quarter of 2002 from $0 in the same quarter last year primarily due to an increase in taxable income. Our effective tax rate was reduced by a $12 million tax credit relating to the refund of prior years' U.S. Foreign Sales Corporation benefits and a $6 million decrease in the deferred tax asset valuation allowance resulting from changes in the realization of certain net operating loss carry-forwards. As a result of these tax benefits, our effective tax rate for the three months ended March 31, 2002 was reduced from our estimated annual effective tax rate.

MINORITY INTEREST

     Minority interest increased to an expense of $20 million in the first quarter of 2002, versus $5 million in the same quarter last year primarily due to increased earnings at our less than wholly owned subsidiaries.

NET INCOME

     Net income increased 267% to $22 million in the first quarter of 2002 from $6 million in the same quarter last year.

     Net income in the first quarter of 2002 was increased by $2 million due to the inclusion of an extra month's of results from Fosfertil, and decreased by a $14 million loss from the cumulative effect of change in accounting principle related to the adoption of Statement of Financial Accounting Standards (SFAS) No.142, GOODWILL AND OTHER INTANGIBLE ASSETS. As a result of the adoption of SFAS No. 142 and our completion of a transitional impairment test, we recorded $14 million for goodwill impairment losses related mainly to goodwill in the bakery mixes business line of our wheat milling and bakery products segment.

     Net income for 2001 was increased by a $7 million gain from the cumulative effect of change in accounting principle related to the adoption of SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, and a $3 million gain on the disposal of our baked goods division in Brazil. We sold this division in March 2001 for $59 million, net of expenses.

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity and Capital

     Our primary financing objective is to maintain a conservative balance sheet that provides flexibility to pursue our growth objectives. We use a combination of equity and debt to finance non-current assets and working capital needs.

     To finance working capital, we use cash flows generated from operations and short-term (usually 30-60 days maturity) borrowings, including our $930 million commercial paper facility and various short-term credit lines. We maintain back-up bank credit lines at least equal to our outstanding commercial paper borrowings. We have never used these back-up lines. If we were unable to access the commercial paper market, we would use our bank lines of credit, which would be at a higher cost than our commercial paper.

     At March 31, 2002, we had $652 million outstanding and $278 million available borrowing capacity under our commercial paper program. We also have at the parent company level a $420 million three-year revolving credit facility, a $67 million two-year credit facility and a new $50 million three-year credit facility of which $50 million was outstanding at March 31, 2002. In addition, we have other various long-term debt facilities at fixed and variable

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

interest rates denominated in both U.S. dollars and Brazilian REAIS, most of which mature between 2002 and 2006. At March 31, 2002, we had $927 million outstanding under these long-term credit facilities. Our long-term debt agreements, commercial paper program and the three-year revolving credit facility require us to comply with specified financial covenants related to minimum net worth and working capital and a maximum long-term debt to net worth ratio. We are in compliance with these covenants.

     In March 2002, we sold 16,093,633 common shares in a public offering, which resulted in net proceeds of $292 million, after underwriting discounts, commissions and expenses. We used net proceeds of $105 million to buy back shares held by minority shareholders in connection with the corporate restructuring of our Brazilian subsidiaries, and the remainder to reduce indebtedness under our commercial paper program.

     Cash and cash equivalents were $234 million at March 31, 2002 and $199 million at December 31, 2001. Included in our inventories were readily marketable commodity inventories of $997 million at March 31, 2002 and $764 million at December 31, 2001. These agricultural commodities, which are financed with debt, are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms. Our current ratio, defined as current assets divided by current liabilities, was
1.46 at March 31, 2002 and 1.40 at December 31, 2001. Due to our cash levels and the liquidity of our agricultural commodities inventories, we believe we have sufficient working capital to satisfy our present business needs.

     Shareholders' equity increased to $1,609 million at March 31, 2002 from $1,376 million at December 31, 2001 as a result of net proceeds of $292 million from our sale of common stock and $22 million of net income for the first quarter of 2002. Offsetting these increases were foreign exchange translation adjustments of $71 million primarily generated by our Argentine subsidiaries and dividends paid of $8 million.

Off-Balance Sheet Financings

     Other than sale-leaseback transactions, we do not have any off balance sheet financings. We have no majority-owned subsidiaries that are not included in our financial statements, nor do we have any interests in or relationship with any special purpose entities that are not reflected in our financial statements.

Cash Flows

     In the first quarter of 2002, we generated cash of $35 million, reflecting the net impact of cash flows from operating, investing and financing activities, compared to the first quarter of 2001 when we used $99 million of cash.

     Our operating activities generated cash of $26 million in the first quarter of 2002, a decrease from $291 million in the same period last year. We purchase the bulk of our Brazilian crops at harvest time. In Brazil, harvest usually begins in the second quarter, but began earlier in 2002. As a result, we used cash from operations to purchase soybeans and other commodities that we typically purchase later in the year, which caused our cash flow from operating activities to decline when compared to the same period in 2001. Cash flow from operating activities before working capital changes increased to $126 million for the first quarter of 2002 from $73 million in the first quarter of last year. We continue to focus on effectively managing our working capital. Cash flow from operating activities is one of our major sources of liquidity.

     Cash used in investing activities increased to $123 million for the first quarter of 2002 from $13 million in the first quarter of last year. Investing activities consist primarily of additions to property, plant and equipment under our normal capital expenditure plan and payments for business acquisitions. Payments for business acquisitions were significantly higher in the first quarter of this year primarily due to the acquisition of shares held by minority shareholders in connection with the corporate restructuring of our Brazilian subsidiaries, as well as our acquisition of La Plata Cereal. In the first quarter of last year, we received proceeds from the sale of our baked goods division.

     Cash provided by financing activities was $155 million in the first quarter of 2002, compared with cash used of $375 million in the first quarter of last year. In the first quarter of 2002, we sold common stock for net proceeds of $292 million. As part of our continuing strategy of centralizing our financing activities at the parent company level, we paid down $135 million of long-term variable rate revolving loans at one of our subsidiaries and partially replaced it with parent company borrowings. In addition, we borrowed $50 million under our new parent company three-year credit facility. Dividends paid during the three months ended March 31, 2002 were $8 million.

ARGENTINE MATTERS

     In January 2002, the Argentine government abandoned the fixed PESO-dollar exchange rate and created a dual exchange rate system. This system was in place until February 3, 2002, when the Argentine government abandoned it and imposed additional foreign currency limitations. Between February 11, 2002, when the Argentine markets reopened, and March 31, 2002, the exchange rate fluctuated between 1.92 and 3.00 PESOS to the U.S. dollar. The functional currency of our Argentine subsidiaries is the PESO. Our Argentine subsidiaries' assets and liabilities are translated into U.S. dollars from local currency at month-end exchange rates, and we record the resulting foreign exchange translation adjustments into our consolidated balance sheets as a component of accumulated other comprehensive income (loss). Included in other comprehensive loss for the first quarter of 2002 is a foreign exchange translation loss of $60 million representing the loss from the translation of Bunge's Argentine assets and liabilities.

     On March 4, 2002, the Argentine government announced the imposition of export tariffs, including a 10% increase to the existing 3.5% export tariff on raw grains and a new 5% export tariff on manufactured agricultural and industrial goods, including soy meal and oil. On April 9, 2002, the Argentine government increased these tariffs an additional 10% on raw grains and an additional 15% on manufactured agricultural and industrial goods. As a result of these increases, the export tariffs are 23.5% on raw grains and 20% on manufactured agricultural and industrial goods. Taking into account the acquisition of La Plata Cereal S.A., our grain export volumes from Argentina in 2002 are expected to be 3.0 million metric tons and our soy product export volumes 4.4 million metric tons. Although there is significant uncertainty in the Argentine agricultural markets as to how these new tariffs will be shared between growers and exporters and the effect they will have on future exports, we do not expect our 2002 exports from Argentina to be adversely affected.

     As a result of the Argentine economic crisis, in the first quarter of 2002, we recorded a $9 million provision against recoverable taxes from the Argentine government. We minimized the effect on our first quarter 2002 net income from the decline in value of the Argentine PESO relative to the U.S. dollar of 45%, through a long position in U.S. dollar, including U.S. dollar denominated inventories.

DIVIDENDS

     On April 26, 2002, we announced that our Board of Directors had declared a regular quarterly cash dividend of $.095 per share. The dividend is payable on Thursday, May 30, 2002 to shareholders of record on Wednesday, May 15, 2002.

CRITICAL ACCOUNTING POLICIES

     The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the assets, liabilities, revenues and expenses of all majority owned subsidiaries over which we exercise control and for which control is other than temporary. For a complete discussion of our accounting policies, see our Annual Report on Form 20-F filed with the Securities and Exchange Commission.

     Critical accounting policies are defined as those that are both important to the portrayal of our financial condition and the results of operations and require management to exercise significant judgements.

     The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires us to make estimates and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We periodically review our estimates and assumptions including, but not limited to, allowances for doubtful accounts, inventories, allowances for recoverable taxes, restructuring charges, useful lives of property, plant and equipment and intangible assets with definite lives, impairment of goodwill, contingent liabilities, income tax valuation allowances, pension plans and the fair value of financial instruments. Actual results may differ from the estimates and assumptions used in preparing our consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

     In August 2001, the FASB issued SFAS No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS effective January 1, 2003 and SFAS No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS effective January

1, 2002. SFAS No. 143 requires the recording of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. SFAS No. 144 supercedes existing accounting literature dealing with impairment and disposal of long-lived assets, including discontinued operations. It addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of, and expands current reporting for discontinued operations to include disposals of a "component" of an entity that has been disposed of or is classified as held for sale. While Bunge is currently assessing the impact of adopting SFAS No. 143, it has determined that there will be no impact on its consolidated financial statements from adopting SFAS No. 144.

     In July 2001, the FASB issued SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. SFAS No. 142 supercedes APB Opinion No. 17, INTANGIBLE ASSETS and changed the accounting for goodwill and other intangible assets acquired individually or with a group of other assets, and those acquired in a business combination, by eliminating the amortization of goodwill and other intangible assets with indefinite lives. SFAS No. 142 requires goodwill and other intangible assets be tested at least annually for impairment. Separable other intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply immediately to goodwill and intangible assets acquired after June 30, 2001. For goodwill and intangible assets acquired before June 30, 2001, SFAS No. 142 requires companies to complete, within six months from their adoption of SFAS No. 142, a transitional goodwill impairment test.

     As a result of our adoption of SFAS No. 142 and subsequent completion of a transitional impairment test, we recorded a $14 million goodwill impairment loss related mainly to goodwill in the bakery mixes business line of our wheat milling and bakery products segment. We recorded these impairment losses as a cumulative effect of a change in accounting principle in our consolidated statement of income for the quarter ended March 31, 2002. Goodwill amortization expense was $2 million for the quarter ended March 31, 2001.

                    QUANTITATIVE AND QUALITATIVE DISCLOSURES

                                ABOUT MARKET RISK

COMMODITIES RISK

     We operate in many areas of the food industry from agricultural raw materials to production and sale of branded food products. As a result, we use and produce various materials, many of which are agricultural commodities, including soybeans, soybean oil, soybean meal, wheat and corn. Agricultural commodities are subject to price fluctuations due to a number of unpredictable factors that may create price risk. We enter into various derivative contracts, primarily exchange traded futures and options, with the objective of managing our exposure to adverse price movements in the agricultural commodities used for our business operations. We have established policies that limit the amount of unhedged fixed price agricultural commodity positions permissible for our operating companies, which are a combination of quantity and value at risk limits. We measure and review our sensitivity to our net commodities position on a daily basis.

     We use a sensitivity analysis to estimate our daily exposure to market risk on our agricultural commodity position. The daily net agricultural commodity position consists of inventory, related purchase and sale contracts, and exchange-traded contracts, including those used to hedge portions of our production requirements. The fair value of that position is a summation of the fair values calculated for each agricultural commodity by valuing each net position at quoted average futures prices for the period. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in prices. The results of this analysis, which may differ from actual results, are as follows:

                                                  THREE MONTHS ENDED                     YEAR ENDED
                                                    MARCH 31, 2002                   DECEMBER 31, 2001
                                             ----------------------------       ----------------------------
     (US$ IN MILLIONS)                       FAIR VALUE       MARKET RISK       FAIR VALUE       MARKET RISK
     -----------------                       ----------       -----------       ----------       -----------
     Highest long position ............      $       90       $         9       $      209       $        21
     Highest short position ...........              73                 7               77                 8
     Average (short) long position ....      $      (18)      $        (2)      $      138       $        14

     The change in fair value of the average daily position in the three months ended March 31, 2002 from the year ended December 31, 2001 was principally a result of a change in our daily net agricultural commodities position combined with a decline in prices in the three months ended March 31, 2002 from higher price levels during 2001 resulting from lower demand from China and larger South American crop expectations.

CURRENCY RISK

     Our global operations require active participation in foreign exchange markets. To reduce the risk of foreign exchange rate fluctuations, we follow a policy of hedging net monetary assets and liabilities denominated in currencies other than the functional currencies applicable to each of our various subsidiaries. Our primary exposure is related to our businesses located in Brazil and Argentina and to a lesser extent, Europe, the Middle East and Asia. To minimize the adverse impact of currency movements, we enter into foreign exchange swap and purchased option contracts to hedge currency exposures.

     When determining our exposure, we exclude intercompany loans that are deemed to be permanently invested. Permanently invested intercompany loans will not be repaid and therefore are treated as analogous to equity for accounting purposes. As a result, the foreign exchange gains and losses on these borrowings are excluded from the determination of net income and recorded as a component of accumulated other comprehensive income (loss). The balance of permanently invested intercompany borrowings was $701 million as of March 31, 2002 and $595 million as of December 31, 2001. Included in other comprehensive income (loss) are exchange losses related to permanently invested intercompany loans of $47 million in the three months ended and $112 million in the year ended December 31, 2001.

     For risk management purposes and to determine the overall level of hedging required, we further reduce the foreign exchange exposure determined above by the value of our agricultural commodities inventories. Our agricultural commodities inventories, because of their international pricing in U.S. dollars, provide a natural hedge to our currency exposure.

     Our net currency position, including cross-currency swaps and currency options, and our market risk, which is the potential loss from an adverse 10% change in foreign currency exchange rates, is set forth in the following table. In addition, we have provided an analysis of our foreign currency exposure after reducing the exposure for our agricultural commodities inventory. Actual results may differ from the information set forth below.

                                                                                    AS OF MARCH 31,     AS OF DECEMBER 31,
(US$ IN MILLIONS)                                                                        2002                  2001
-------------------                                                                ----------------     ------------------
BRAZILIAN OPERATIONS:
Net currency short position, from financial instruments, including derivatives .   $           (395)    $             (511)
Market risk ....................................................................                (40)                   (51)

Agricultural commodities inventories ...........................................                351                    401
Net currency short position, less agricultural commodities inventories .........                (44)                  (110)
Market risk ....................................................................   $             (4)    $              (11)

ARGENTINE OPERATIONS:
Net currency long (short) position, from financial instruments, including
derivatives ....................................................................   $             20     $              (48)
Market risk ....................................................................                  2                     (5)

Agricultural commodities inventories ...........................................                 21                     93
Net currency long position, less agricultural commodities inventories ..........                 41                     45
Market risk ....................................................................                  4                      5

     The change in our Brazilian and Argentine net currency position as of March 31, 2002 from December 31, 2001 was due to our continuing efforts to minimize our foreign exchange exposures, including the increase in our permanently invested intercompany loans as well as having a long position in U.S. dollars in Argentina.

INTEREST RATE RISK

     There have been no significant changes in our interest rate market risk since December 31, 2001.

                                OTHER INFORMATION

COMPLIANCE WITH EXCHANGE ACT REPORTING REQUIREMENTS

     We have filed timely our Form 20-F and all other reports required to be filed by us pursuant to the Securities Exchange Act of 1934.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              BUNGE LIMITED


Date: May 14, 2002                            By:  /s/ William M. Wells
                                                   --------------------
                                                    William M. Wells
                                                    Chief Financial Officer


                                                    /s/ Theodore P. Fox, III
                                                    ------------------------
                                                    Theodore P. Fox, III
                                                    Controller and Principal
                                                      Accounting Officer